Mail Stop 4561

January 6, 2009

Mr. Michael J. Havala
Chief Financial Officer
First Industrial, L.P.
311 S. Wacker Drive
Suite 4000
Chicago, IL 60606

> **Re: First Industrial, L.P.**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Filed February 25, 2008**
> **File No. 333-21873**

Dear Mr. Havala:

      We have reviewed your response letter dated November 14, 2008 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Michael Havala
First Industrial, L.P.
January 6, 2009
Page 2

Form 10-K for the fiscal year ended December 31, 2007

Item 5. Market for Registrant's Partners' Capital, Related Partner Matters, and Issuer Purchases of Equity Securities, page 24

1. We note your response to prior comment 3. In future filings, please disclose within your financial statements the amount that would be paid, or the number of shares that would be issued and their fair value if the settlement of the Units of the Operating Partnership, convertible into common stock of First Industrial Realty Trust, Inc. on a one-for-one basis or cash at the option of First Industrial Realty Trust, Inc., were to occur at the balance sheet date.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3498 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant